Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

January 30, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin R. Woody

Re:	American Realty Capital New York Recovery REIT, Inc. Form 10-K for the year ended December 31, 2011 Filed on February 29, 2012 File No. 333-163069

Dear Mr. Woody:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the letter dated December 31, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on February 29, 2012.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Item 1A. Risk Factors, page 8

1.	We note your tenant concentration disclosure on page 5. In future Exchange Act reports, please revise to include applicable risk factor disclosure relating to your tenant concentration, including identifying tenants whose annualized rental income represents five percent or more of your total annualized rental income.

Please be advised that the Company undertakes to include in its future Exchange Act reports applicable risk factor disclosure relating to tenant concentration with respect to tenants whose annualized rental income represents five percent or more of the Company’s total annualized rental income.

We may be unable to pay or maintain distributions from cash available from operations… page 12

2.	We note your disclosure on page 63 that cash flow from operations accounted for 13% of total distributions (excluding distributions reinvested in your DRIP) to common and preferred stockholders for the period ended December 31, 2011. In future Exchange Act reports, please revise this risk factor to include the percentage coverage of the shortfall in cash flow from operations for the filing period and base the percentage coverage on total distributions paid. Please make similar revisions to the distributions table on page 63 with respect to the percentage coverage based on total distributions paid, including those reinvested.

Please be advised that the Company undertakes in future Exchange Act reports to revise the above-referenced risk factor to include the percentage coverage of the shortfall in cash flow from operations, if applicable, for the filing period and base the percentage coverage on total distributions paid. The Company also undertakes to make similar revisions to the distributions table on page 63 with respect to the percentage coverage based on total distributions, including those amounts reinvested.

Liquidity and Capital Resources, page 57

3.	We note your disclosure that as of December 31, 2011, you had accrued $25,000 to redeem 2,538 of common shares at an average of $9.99 per share due to the death of one stockholder. In future Exchange Act reports, to the extent applicable, please revise your disclosure to include the total number of redemptions received, the number of redemption requests fulfilled and the number of redemptions that went unfulfilled during the year. If cash flow from operations is less than the redemption amount paid, please include the source of cash used to fund the redemption requested and fulfilled.

Please be advised that the Company undertakes to revise the above-referenced disclosure in future Exchange Act reports to include the total number of redemptions received, the number of redemption requests fulfilled and the number of redemptions that went unfulfilled during the year to the extent applicable. The Company also undertakes, to the extent that cash flow from operations is less than the redemption amount paid, to include the source of cash used to fund the redemptions requested and fulfilled.

Operations and Modified Funds From Operations, pages 58 – 62

4.	We note you have labeled gains (losses) from the extinguishment/sale of debt, derivatives or securities holdings as non-recurring and described your mark-to-market adjustments within Note 3 as non-recurring. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non recurring from your disclosures. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

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Please be advised that, as described in detail on pages 58 through 62 of the Company’s Form 10-K for the year ended December 31, 2011, the Company uses modified funds from operations (“MFFO”) as a key operating performance measure. The Company defines MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010 – 01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations issued by the IPA in November 2010. Pursuant to such MFFO definition, two of the items the Company adjusts for are: (1) gains or losses included in net income from the extinguishment or sale of debt, derivatives or securities and (2) mark-to market adjustments included in net income. Please note that the 10-K contains a couple typographical errors describing such adjustment as being to “nonrecurring” gains or losses included in net income from the extinguishment or sale of debt, derivatives or securities, rather all such gains and losses, and notes that the mark-to-market adjustments also are nonrecurring. The Company undertakes to correct these typographical errors in all its applicable future Exchange Act and Securities Act filings.

The Company views such adjustments as appropriate to be included when reporting its operating performance because such items are not a fundamental attribute of the Company’s business and, therefore, are not reflective of the Company’s real estate operating performance. By smoothing out such amounts, the Company believes it is presenting to current and prospective stockholders a useful supplemental performance measure.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 67

5.	We note your disclosure on page F-24 relating to the compensation paid to the advisor. In future Exchange Act reports, please revise your tabular disclosure to include offering costs, including sales commissions and organization and offering costs reimbursements. In addition, please clarify whether such amounts have been paid, forgiven or are accrued but unpaid.

Please be advised that the Company undertakes to revise the above-referenced tabular disclosure in future Exchange Act reports to include offering costs, including sales commissions and organization and offering costs reimbursements and to clarify whether such amounts have been paid, forgiven or are accrued but unpaid.

Note 3 – Real Estate Investments, page F-15

6.	We note you have included a property table which includes Net Operating Income and Annualized Rental Income per Square Foot in the footnotes to your financial statements. Given that these appear to be non-GAAP measures, please explain to us how you determined it would be appropriate to include these amounts within the footnotes to your financial statements.

Please be advised that the Company undertakes in its future Exchange Act reports to remove from the footnotes to its financial statements the property table containing net operating income and annualized rental income per square foot. Please note that the Company uses these measures in calculating capitalization rates, which is a measure that the Company believes is highly important to present to its stockholders in presenting a snapshot of the Company’s property portfolio. Please note that the referenced property table is included in Item 2 (Properties) of the Company’s 10-K. With respect to the Company’s future quarterly reports on Form 10-Q, the Company, while removing the referenced property table from the footnotes to the financial statements, plans to include such property table in Item 2 (Management's Discussion and Analysis of Financial Condition and Results of Operations) of such quarterly reports on Form 10-Q.

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Note 8 – Common Stock, page F-22

7.	Please revise future periodic filings to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Please be advised that the Company undertakes to revise future periodic filings to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Schedule III – Real Estate and Accumulated Depreciation, page F-29

8.	Please revise future periodic filings to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes. Reference is made to Rule 12-28 of Regulation S-X.

Please be advised that the Company undertakes to revise future periodic filings to disclose in a note to the referenced gross amount column the Company’s aggregate cost for Federal income tax purposes.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

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